                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:  3235-0145
                                                   Expires: August 31, 1999
                                                   Estimated average burden
                                                   hours per response ...14.90
                                                   ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                                 GAINSCO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   363127101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                  Joseph D. Macchia; 1409 Indian Creek Drive;
                   Fort Worth, Texas 76107-3520; 817-763-8922
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 1, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (2-98)

                                  SCHEDULE 13D

CUSIP NO. 363127101

--------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                           Joseph D. Macchia
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)
            --------------------------------------------------------------------
     (b)
            --------------------------------------------------------------------

--------------------------------------------------------------------------------
3.   SEC USE ONLY
                 ---------------------------------------------------------------


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

    Personal Funds (PF)
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION


    U.S.A
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER
  NUMBER OF
   SHARES            2,347,762
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8.   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9.   SOLE DISPOSITIVE POWER

                     2,347,762
               -----------------------------------------------------------------
               10.   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,367,444
--------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON (See Instructions)

      Individual (IN)
--------------------------------------------------------------------------------
INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)      The 3rd row is for SEC internal use; please leave blank.

                    RULE 144 SELLER'S REPRESENTATION LETTER

To: PaineWebber Incorporated

In conjunction with my order to sell 2000 shares of Gainsco as broker or dealer for my account in the manner permitted by Rule 144 (the "Rule") under the Securities Act of 1933, I advise you as follows:

1. During the 3 months prior to the date of this letter, a total of 0 shares of the above security have been sold by me and by any person whose sales must be aggregated with mine as provided in paragraphs (a) and (e) of Rule 144 which I confirm I have read. Neither I, nor to the best of my knowledge, any person whose shares must be aggregated with mine, intend to sell any additional shares within the next 3 months (other than as follows_________________).

2.  I (am/am not) an affiliate of the issuer.

3. The number of shares which I have ordered you to sell as broker or dealer for my account, combined with the number of shares set forth in paragraph
    (1) above, does not exceed the greater of:

    a) 1% of the outstanding shares of the security, as shown by the most recent report or statement published by the issuer, or

    b) if the security is listed on a national securities exchange and/or NASDAQ, the average weekly volume of trading on all such securities exchanges and/or NASDAQ during the four calendar weeks preceding my filing of the Form 144 Notice with the Securities and Exchange Commission or, if no notice is required, preceding the receipt of this sell order.

4. Enclosed is an executed copy of Form 144, three copies of which have been filed with the Securities and Exchange Commission ("SEC"), and one copy of which has been filed with the principal stock exchange, if any, where the Securities are traded. The statement made on such Form 144 are complete, true and correct, and I will advise you of any change prior to the execution of my order.

5. The Company whose shares I am selling has filed the required periodic reports with the Securities and Exchange Commission as described in Rule 144
    (c) (1). If I rely on written advice from the issuer, I attach a copy hereto.

6. If the Securities being sold are "restricted securities" as defined in paragraph (a) (3) of Rule 144, I confirm that I have been the beneficial owner of such securities for a period of one year as provided in paragraph
    (d) of the Rule.

7. a) I have not solicited nor arranged for the solicitation of any orders to buy in anticipation of or in connection with my proposed sale.

    b) I have made no payment to any other person in connection with your execution of my order.

    c) I have not agreed to act in concert with any other person in connection with my proposed sale.

8. It is my bona fide intention to sell subject shares within a reasonable time after the filing of the Form 144 and/or receipt of this sell order. If shares have not been sold within 90 days of such date, I understand a new filing will be required.

9. I understand that payment of the proceeds will be delayed until the shares are transferred and delivered free of restriction into PaineWebber's name.

10. I know of no important development affecting the Company or its business or products which has not been made public, and I confirm that I have requested you to sell such shares for personal reasons and not because of any information which I may have with respect to the Company or its current or prospective operations.

The undersigned represents that the information furnished above is correct and complete to the best of his/her knowledge, information and belief. In the event that any of the information furnished is found to be no longer accurate or complete, the undersigned will promptly notify his/her PaineWebber branch office in writing.

                                             Very Truly Yours,



     7/9/99                                  [ILLEGIBLE]
-------------------                          ----------------------------
       Date                                       Signature of Seller


                         Seller's Address:   1409 Indian Creek
                                             ----------------------------
                                             Ft. Worth, TX  76107
                                             ----------------------------

              (READ CAREFULLY, COMPLETE ALL ITEMS, SIGN AND DATE)

                           REQUEST TO REMOVE LEGENDS



TO: PAINEWEBBER INCORPORATED


Gentlemen:

         I, the undersigned, submit this letter to you in order to present all facts necessary, pursuant to paragraph (k) of Rule 144 of the Securities Act of 1933, to authorize the transfer agent for ______________________________________
(the "Company") to remove the restrictive legends and stop transfer instructions from the following stock:



Name of Shareholder                 Certificate #                 # of Shares
-------------------                 -------------                 -----------
Joseph D. Macchia


In connection with the foregoing, I represent to you that:

1) The undersigned acquired and fully paid for the above securities at least three years ago.

                                                               Date of Payment
Date of                                                     (If same as date of
Acquisition                Manner of Acquisition           acquisition state name)
-----------                ---------------------           -----------------------




2) The undersigned is not at present and has not been during the preceding three months, an affiliate of the Issuer as defined within the meaning of Rule 144(a).

3) The undersigned is not aware of any material adverse information with regard to the Company which has not been made public, and will notify the Company immediately of any development or occurrence which, to the knowledge of the undersigned, would render any of the foregoing inaccurate.

                                                      Very truly yours,


             7/9/99                          /s/ JOSEPH D. MACCHIA
-----------------------------------          -----------------------------------
              Date                               Joseph D. Macchia


                                    Address  1409 Indian Creek
                                            ------------------------------------
                                             Fort Worth, TX 76107-3520
                                            ------------------------------------

                                            ------------------------------------

             (READ CAREFULLY, COMPLETE ALL ITEMS, SIGN AND DATE.)